

Mail Stop 3030

December 3, 2009

Jonathan Patton
President and Director
Option Placement, Inc.
2629 River Drive
Columbia, SC 29201

> **Re:** **Option Placement, Inc.**
> **Registration Statement on Form 10**
> **Filed April 24, 2009**
> **File No. 000-53638**

Dear Mr. Patton:

We have completed our review of your Form 10 and do not, at this time, have any further comments.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): William Ruffa, Esq.